SCHEDULE 13D

                                 (Rule 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                           PRESSURE BIOSCIENCES, INC.
                           --------------------------
                                (Name of Issuer)

                          Common Stock, Par Value $0.01
                          -----------------------------
                         (Title of Class of Securities)

                                    74112E109
                                    ---------
                                 (CUSIP Number)

                              Richard T. Schumacher
                           Pressure BioSciences, Inc.
                                321 Manley Street
                           West Bridgewater, MA 02379
                                 (508)-580-1818
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 with a copy to:

                               Steven London, Esq.
                        Brown Rudnick Berlack Israels LLP
                              One Financial Center
                                Boston, MA 02111
                                 (617) 856-8200

                                December 29, 2006
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  74112E109

                                             SCHEDULE 13D
---------- -------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS/
           IRS IDENTIFICATION NOS. OF ABOVE PERSONS

           Richard T. Schumacher
---------- ---------------------------------------------------------------------------------- --------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                   (a) [  ]
           Not Applicable                                                                     (b) [  ]
---------- ---------------------------------------------------------------------------------- --------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------------------- --------------
4          SOURCE OF FUNDS (See Item 3)
           OO
---------- ---------------------------------------------------------------------------------- --------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR
           2(E)                                                                                   [  ]

---------- ---------------------------------------------------------------------------------- --------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
---------------------------------- ------ ------------------------------------------------------------------
                                   7      SOLE VOTING POWER
                                          394,652
            NUMBER OF              ------ ------------------------------------------------------------------
             SHARES                8      SHARED VOTING POWER
          BENEFICIALLY                    0
            OWNED BY               ------ ------------------------------------------------------------------
              EACH                 9      SOLE DISPOSITIVE POWER
            REPORTING                     394,652
             PERSON                ------ ------------------------------------------------------------------
              WITH                 10     SHARED DISPOSITIVE POWER
                                          0
---------- -------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           394,652
---------- ---------------------------------------------------------------------------------- --------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

---------- -------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           17.8%
---------- -------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           IN
---------- -------------------------------------------------------------------------------------------------

Item 1.  Security and Issuer.

      This Amendment No. 1 to Statement on Schedule 13D (the "Amendment No. 1") amends and supplements the Statement on Schedule 13D filed by Richard T. Schumacher (the "Reporting Person") with the Securities and Exchange Commission ("SEC") on February 15, 2005 ("Original Statement"). This Amendment No. 1 relates to shares of common stock, par value $0.01 per share (the "Common Stock") of Pressure BioSciences, Inc., a Massachusetts corporation (the "Issuer"). The principal executive offices of the Issuer are located at 321 Manley Street, West Bridgewater, MA 02379. Except as set forth herein, the Original Statement, as previously amended, is unmodified.


Item 4.  Purpose of Transaction.

Except as set forth in Item 5(c) below, the Reporting Person has no plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) As of the close of business on December 29, 2006, pursuant to Rule 13d-3(d), the Reporting Person was the beneficial owner of 394,652 shares the Common Stock, representing 17.8% percent of the Issuer's issued and outstanding shares. One hundred fifty five thousand (155,000) of these shares are issuable pursuant to stock options issued to the Reporting Person.

(b) The Reporting Person has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 394,652 shares of Common Stock.

(c) On December 29, 2006, the Reporting Person delivered to the Issuer 249,875 shares of his Common Stock of the Issuer (the "Shares") in full and complete satisfaction and payment of all outstanding amounts, including all principal and accrued interest, of the Reporting Person's loan receivable to the Issuer. The loan amount consisted of $1,000,000 in principal and $25,487.42 in interest accrued in the fourth quarter of 2006. The number of shares was determined based upon a value of $4.104 per share, the volume weighted average trading price of the shares of the Issuer's Common Stock on the Nasdaq Capital Market during the 60 trading days ending on December 29, 2006. In connection with the payment of the loan, the Issuer terminated its security interest in the Reporting Person's shares of Common Stock, and released to the Reporting Person the remaining 229,782 shares of Common Stock previously pledged as collateral. As a result of the completion of this transaction, the number of issued and outstanding shares of Common Stock of the Issuer was reduced from 2,315,300 to 2,065,425 shares of Common Stock and the Reporting Person's beneficial ownership was decreased from 27.8% to 17.8%. Except as described above, no transactions in the shares of Common Stock were effected by the Reporting Person during the past sixty days.

(d)      Not applicable.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth in Item 5(c) above and Item 7 below, the Reporting Person does not presently have any contracts, arrangements, understandings, or relationships with any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any shares of Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits.

1. Loan Payment Agreement dated December 29, 2006.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated    January 3, 2007




                                              /s/   Richard T. Schumacher
                                              ----------------------------------
                                                 Richard T. Schumacher